Exhibit 6.14

GREAT JONES PROPERTY MANAGEMENT AGREEMENT

Whereas Owner hereby desires to retain Broker as Owner’s agent and grants Broker the exclusive right to lease, operate, and manage the property described below, and in consideration of the covenants herein contained, GREAT JONES FLORIDA LLC and its successors (hereinafter referred to as “Broker”) and ___________________ and their subsidiaries (hereinafter collectively referred to as “Owner”) agree as follows:

A.	PRIMARY TERMS. The primary terms of this Agreement (hereinafter referred to as the “Agreement”) are set forth in this Section and are subject to the explanations and clarifications set forth in the Corresponding Paragraphs in Section B and the Other Terms and Conditions in Section C of this Agreement.

1.	Managed Properties (“Property” or “Properties”): The Properties to which this Agreement applies are listed on Exhibit A attached hereto and made a part hereof by reference. Additional Properties may be added via amendments to Exhibit A.

2.	Start Date and End Date of Agreement: This Agreement shall begin on _________, 2020 and shall continue for a term of X (X) months. This Agreement shall automatically renew for successive twelve (12)-month periods until terminated. The specific Start Date for any particular Property will be the date Broker receives proof of ownership that Owner is the owner of record for the Property along with notification from Owner to add the specific subject Property to Exhibit A.

Either Party may terminate this Agreement or remove a property from management for any reason or no reason without penalty or premium by providing the other Party with written notice to terminate the Agreement or remove a property from management, which termination shall be effective upon the date specified in such written notice, which date shall be at least 60 days after the date such written notice is given, regardless of when the next automatic renewal date falls. Notwithstanding the foregoing, Owner may terminate this Agreement by providing written notice of same to Broker which termination shall be effective immediately if Owner is giving Broker notice of such termination in connection with Broker’s gross negligence, willful misconduct, fraud, or breach of this Agreement. Upon termination, all approved unreimbursed costs or expenses will be paid to the counterparty

3.	Notices: Contact information for each of Owner and Broker (the “Parties”):

Owner’s Mailing Address ________________________________

Owner’s Email(s) ______________________________________

Owner’s Phone Numbers ________________________________

Broker’s Mailing Address: 29 West 30th Street, Floor 2, New York, NY 10001

Broker’s Email(s) ______________________________________

4.	Repair & Expense Limit: Broker agrees to secure the prior approval of Owner before authorizing any expenses in excess of $XXX, as further described in Section B.

5.	Cash Reserve: Owner directs Broker to establish and maintain a cash reserve of $XX,000.00. Owner may increase this reserve amount at any time by notifying Broker in writing. To the extent expenses exceed the reserve amount, Owner must make a contribution to cover the difference so long as Broker has obtained any necessary approval of such excess expenses in accordance with subparagraph 4 above and Section B below in this Agreement.

6.	Commissions:

Leasing Fee: X% of one month’s base rent when property is leased

Renewal Fee: $X to be charged on the first month of the start date of a tenant’s new lease provided the new lease is 12 months or greater.

Management Fee: x% of the base rent collected from the tenant on behalf of Owner that become Owner’s income.

7.	Other Fees:

Setup Fee: $X0,000 due upon execution of Agreement

8.	Fees Paid by Tenant to Broker:

The following fees are paid by Tenant to Broker: Non-sufficient funds (NSF) fees, application fees, fees charged for late payment of rent and administrative fees, such as for a failure to keep a prearranged service appointment at the property.

The first funds collected from the tenant each month will be applied toward late fees, legal fees, court costs, non-sufficient funds (NSF) fees and lastly to rent. If the resident fails to pay these fees, we may deduct these fees from the tenant’s security deposit and/or last month’s rent if tenant’s lease allow for this. Notwithstanding anything to the contrary, if any of Owner’s loan agreements differ from this order of collection or any other term, Broker and Owner agree to modify terms to coincide with Lender requirements.

Broker shall not liable for a tenant’s bad checks or failure to pay. In the rare event that Broker has distributed funds to Owner from a tenant that later do not clear Broker’s account, Broker may immediately withdraw these funds from Owner’s account until tenant funds have been received and cleared.

Owner’s Initials __________ Date ____________

B.	CORRESPONDING PARAGRAPHS

1.	Managed Property. Owner grants Broker the Exclusive Right to lease, operate, and manage the Property described above upon the terms set forth herein continuing until the term of this Agreement expires, this Agreement is canceled or terminated pursuant to paragraph 2 of Section A above, or upon the sale of the Property or other transfer of title. Owner and Broker agree to the terms set forth in this Agreement.

2.	Start Date and End Date of Agreement. This Agreement may be canceled or terminated pursuant to paragraph 2 of Section A above. In addition, this Agreement shall automatically terminate with respect to any individual Property upon the sale of the Property or other transfer of title, without the payment of any penalty or premium. Sale of the Properties is at Owner’s sole and absolute discretion.

3.	Notices. Except as otherwise provided herein, all notices, including demands, counter-offers, acceptances, amendments, notices of termination, and other notices permitted or required hereunder shall be in writing and signed by the Party giving the notice. All notices shall be delivered by e-mail. Notice shall be deemed to have been given as of the date and time it is actually received. All notices or other communications required to be given under this Agreement, or otherwise necessary to be given, shall be deemed to have properly been given to Owner or Broker at the addresses shown above. Either Owner or Broker may change the address at which notices are to be received by giving the other Party 10 days’ prior written notice of any such change. A digital signature shall be deemed to be an original signature for all purposes herein. An e-mail notice shall be deemed to have been signed by the Party giving the notice if the e-mail is sent from the e-mail address of that Party and is signed with a “secure electronic signature” as that term is defined under Florida law. Owner acknowledges that there will be times when emergencies arise where Broker needs to get in touch with Owner. To the fullest extent possible, Owner and Broker shall provide the other with changes in contact information so that Owner and Broker can provide notice to the other.

4.	Repair & Expense Limit. Broker agrees to secure the prior approval of Owner before approving any expenses estimated to be in excess of the amount set in paragraph A.4 above or Approved in Property Budget. After securing any necessary approval, Broker may debit the Owner’s Account to satisfy, or partially satisfy, unpaid invoices and balances owed on such account.

5.	Cash Reserve. Owner hereby directs Broker to establish and maintain a cash reserve in the amount described in paragraph A.5 above to cover repairs and expenses for the Property.

6.	Commissions. Leasing Fees are earned for each occurrence where a new tenant is obtained for the Property and the tenant has paid the first month’s rent and security deposit for such Property in accordance with Section A.6 above. The Renewal Fee with respect to a given Property is earned in accordance with Section A.6 above. If a tenant’s lease is extended on a month-to-month basis, Broker will increase their rent by 10%. Each Leasing Fee and Renewal Fee shall cover the lease period and payment may be paid in advance of the lease period in accordance with Section A.6 above if first month’s rent and security deposit have been paid in advance of lease period. Management Fees are based on the total base rent collected that become Owner’s income from the tenant. Management Fees are due on the amount of base rent collected that become Owner’s income from tenants even during months when a Leasing Fee or Renewal Fee is charged. No management fees are charged while the Property is vacant.

7.	Fees Paid by Tenant. To the extent permitted by law, and only as approved in writing by the Owner in Owner’s sole and absolute discretion, Broker is authorized to charge and collect from tenants for the Broker’s own account reasonable fees for handling bad checks, rental application fees, administrative fees, and charges for late payment of rent.

C.	OTHER TERMS AND CONDITIONS

1.	Advertising For Rent. Owner authorizes Broker to advertise the availability for rental of the above-described Property or any part thereof, to display “FOR RENT” signs thereon, and to sign leases in the form approved by Owner for the Property or any part thereof once Owner approves the terms of the Lease. All forms of advertising will be at the discretion and expense of Broker. Broker may advertise the Property for lease in all media and reproduce and distribute images of the Property in connection therewith, in each case in compliance with applicable law, but may not use the name of Owner or any of its parent entities, subsidiaries, or other affiliates without Owner’s prior written consent. Owner agrees not to advertise the Property for lease in any media except with the prior written consent of Broker. Broker is authorized to procure tenants to lease the Property in cooperation with other real estate brokers and their affiliated licensees and to share Broker’s commission with any cooperating broker who Broker determines has procured a tenant ready, willing, and able to lease the Property.

2.	Lockboxes. Owner hereby authorizes Broker to place a lockbox on the Property to be used in connection with the leasing, marketing, inspection, and maintenance of the Property by Broker, Broker’s affiliated licensees and employees, contractors, other real estate brokers and their affiliated licensees, and other persons who may be authorized to access the Property. Owner understands that there have been isolated incidents of reported burglaries of homes on which lockboxes have been placed and for which the lockbox has been alleged to have been used to access the property. Broker recommends that Owner remove all valuables, keys, and prescription drugs from the Property or to place them in a secure location while the Property has a lockbox installed. Owner expressly acknowledges that any personal property of Owner left behind in the Property once it is rented is left at the Owner’s risk. Owner hereby releases and discharges Broker, its agents, employees, and successors from any and all liability regarding Owner’s personal property left on or in the Property except to the extent arising out of Broker’s gross negligence, willful misconduct, fraud, or breach of this Agreement as determined by applicable law. Owner agrees to hold Broker harmless from any claims, causes of action, suits, and damages related to the use of the lockbox on the Property except to the extent arising out of Broker’s gross negligence, willful misconduct, fraud, or breach of this Agreement as determined by applicable law.

3.	Credit Report Disclosure: Owner acknowledges that any credit and criminal background checks performed by Broker are being performed by third-party credit reporting companies, that the information obtained from such companies may be incomplete and/or inaccurate, and that the scope of such checks may vary from company to company with some checks being limited to Florida while others apply nationwide. Owner understands and agrees that all credit report information provided to Broker by applicants or credit reporting agencies is strictly confidential and is the sole property of Broker, and Broker has no duties to provide said report to Owner unless requested by Owner. Owner further acknowledges that any background or credit check caused to be undertaken by Broker may not result in complete or accurate information being obtained about any prospective tenant, and Owner expressly accepts this risk. Unless otherwise directed by Owner, Broker shall make the decision to lease or not lease to a particular applicant based upon Owner’s leasing criteria, and in all cases in compliance with applicable law and regulations. No tenant meeting such criteria shall be denied the opportunity to lease the Property based on race, color, sex national origin, religion, handicap, familial status, or sexual orientation or on any other basis prohibited by applicable law or regulation.

4.	Broker’s Authority and Responsibility in General. Owner authorizes Broker, and Broker agrees, to use due diligence and commercially reasonable efforts in the management and maintenance of the Property for the period and upon the terms herein provided; to furnish the services of Broker’s organization for the operating and managing of the herein described Property; to collect rents due or that become due and give receipt therefore; to terminate tenancies and to sign and serve in the name of the Owner such notices as are reasonably appropriate; subject to paragraph 7 below, to institute and prosecute actions to evict tenants delinquent in payment of monthly rental or other charges in violation of their applicable leases and to recover possession of said Property in connection with a successful eviction action; to sue in the name of the Owner to recover rents and other sums due; and when expedient, to settle, compromise, and release such actions or lawsuits or reinstate such tenancies. For such purposes, Broker may employ attorneys and incur reasonable court costs and reasonable litigation costs at Owner’s expense. Broker’s authority to sign agreements on behalf of Owner without Owner’s prior written approval shall be limited to agreements that may be terminated without penalty in 30 days or less, except for tenant leases which meet Owner’s prior property approval criteria. Broker must at all times carry out its duties, responsibilities, obligations, and all other actions contemplated by this Agreement in compliance with applicable law and regulation. Broker shall keep Owner updated and notified on a regular basis (with a frequency determined by Owner but no more frequently than daily), of Broker’s activities on behalf of Owner.

5.	Evictions. From time to time, if and when a tenant defaults on their lease, and it becomes necessary for the landlord (Owner) to evict said tenant, Owner will be responsible for attorney’s fees and court costs when the eviction action includes a counter-claim against Owner or Broker (except if Broker is found to be grossly negligent, or have engaged in any willful misconduct, fraud, or breach of this Agreement as determined by applicable law), when the eviction action is for “Holding Over Beyond the Termination of the Lease,” or when the tenant files for bankruptcy protection. In all instances, Owner will be responsible for any reasonable expenses to remove the tenant from the Property, if applicable. Owner authorizes Broker to file dispossessory actions against tenants when, in Broker’s reasonable opinion, it is in Owner’s best interests to do so without first receiving Owner’s approval, unless otherwise directed by Owner; provided, however, that Broker shall provide Owner with 5 business days’ prior written notice of its intent to file any such dispossessory action against a tenant

6.	Security Deposit. Broker may collect from the tenant a security deposit to ensure the tenant’s fulfillment of the conditions of the rental agreement. Broker shall deposit and maintain such security deposit in accounts specified by the Owner. Broker shall have sole but reasonable discretion to execute the move-in and move-out inspection reports on Owner’s behalf, and to apply the Security Deposit, upon termination of the lease, as provided in the rental agreement. Notwithstanding anything in this Agreement to the contrary, receipt, payment, management, and disbursement of all rents, receipts, deposits, and all other funds from the Properties shall comply with the requirements of any financing obtained by Owner or its affiliate(s) and this Agreement shall be amended by the Parties at Owner’s direction to take into account any such requirements of the lender providing such financing. Owner shall have signing authority on all bank accounts that Broker uses on behalf of Owner’s Properties.

7.	Repairs and Maintenance. Broker may make, or cause to be made, and supervise repairs, and do maintenance, , and cleaning on the Property, purchase supplies, and pay all bills therefore in each case in the ordinary course. When the amount of any repair or expense is estimated to be more than the Repair & Expense Limit stated in Section A, Broker agrees to secure the prior approval of Owner before paying for such expenses or sending a contractor out to make repairs, except in the case of an emergency. Broker will contact Owner by telephone or email to notify and obtain approval of Owner of non-emergency repairs and expenses when such amount is estimated to be more than the Repair & Expense Limit stated in Section A. Broker has no obligation to contact Owner prior to handling monthly or recurring operating charges or any maintenance authorized by Owner under this Agreement. Broker may make reasonable and necessary repairs in respect of an emergency without Owner’s prior approval; provided, however, that Broker shall promptly notify Owner of such emergency and any expenditures made in respect thereof.

8.	Emergencies. The following events shall be deemed “emergencies,” and Owner authorizes Broker to respond to the emergency in whatever manner, in Broker’s reasonable opinion, as to comply with local, state, and federal law, the International Building Code, HOA covenants, and other applicable local ordinances in such a way as to protect Owner’s property and reduce Owner’s liability.

a.	Heating and Cooling. A failure of the heating system shall be considered an emergency if the outside temperature is below 55 degrees or is forecast to be below 55 degrees in the next 24 hours. A failure of the cooling system shall be considered an emergency if the outside temperature is above 85 degrees or is forecast to be above 85 degrees in the next 24 hours.

b.	Electricity. Electrical problems shall be considered emergencies if they pose risk of fire, electrocution, prevent the refrigerator from functioning, or prevent the air conditioner or furnace from functioning in the temperature ranges described above under Heating and Cooling.

c.	Gas. Any gas leak shall be considered an emergency. Emergency gas shut-off is generally performed by the gas company or fire department. No gas in the Property shall be considered an emergency if it prevents the furnace from functioning in the temperature range above under Heating and Cooling.

d.	Plumbing. Plumbing problems shall be considered an emergency if there is any spread of sewage in the residence; if there is any risk of active flooding in the Property; if a clogged sewer line leaves no usable toilet in the Property; if no water is available to the premise; or if there is any water leak that could cause damage to the Property including, but not limited to, mold or mildew accumulation.

e.	No Hot Water. It shall be considered an emergency if the water heater is not operating or is leaking water, or the temperature and pressure valve has released the water and pressure from the water heater.

f.	Structural problems. Structural damage from tree-falls, storms, or other causes shall be considered an emergency if the damage presents risk of personal injury or property damage unless immediate action is taken. Break-ins shall be considered an emergency if the Property cannot be secured.

g.	Appliance Repair. A failed non-cooling refrigerator shall be considered an emergency.

9.	Contractors. Subject to any limitations on Broker’s authority in this Agreement, Broker is authorized to hire, discharge, and supervise all contractors required for the operation and maintenance of the Property. Broker is not allowed to enter into any contracts without a 30-day termination clause or Broker needs Owner’s approval before entering into the contract. The Parties agree that all contractors shall be deemed to be working for Owner and not Broker, and that no contractors or employees engaged or hired by Broker in connection with this Agreement shall be, or be deemed to be, Owner’s employees. Broker may perform any of its duties through Owner’s attorneys, agents, or employees and shall not be responsible for any contractors’ acts, defaults, or negligence. Notwithstanding anything to the contrary, to the extent Contractors are directly hired by Broker will have Owner listed as a named insured on Contractor’s liability insurance policy and Broker will indemnify Owner for any damage caused by Contractor and against any liens placed by Contractors to the extent Contractor is not paid by Broker.

10.	Utilities. Broker is authorized to make contracts for electricity, gas, fuel, water, telephone, window cleaning, trash or rubbish hauling, and other services as Broker acting reasonably shall deem advisable. Owner assumes the obligations of any contract so entered until the termination of this Agreement.

11.	OWNER’S RESPONSIBILITY

a.	Indemnification. Owner agrees to hold Broker harmless from all costs, liabilities, claims, damages and suits arising out of or in connection with the leasing, management, and operation of the herein described Property and from liability from injury suffered by any employee or other person whomsoever except to the extent arising out of Broker’s gross negligence, willful misconduct, fraud, or breach of this Agreement as determined by applicable law, or to the extent Broker is required to indemnify Owner hereunder, and to carry, at Owner’s own expense, necessary public liability insurance adequate to protect the interests of the Parties hereto. Broker agrees to hold Owner harmless from all costs, liabilities, claims, damages, and suits arising out of or in connection with the Broker’s gross negligence, willful misconduct, fraud, or breach of this Agreement as determined by applicable law. Owner agrees to reimburse Broker for any loss or expenses incurred by Broker in defending or prosecuting any claim related to a tenant or former tenant of the Property including the reimbursement of attorney's fees except to the extent arising out of Broker’s gross negligence, willful misconduct, fraud, or breach of this Agreement as determined by applicable law, or to the extent Broker is required to indemnify Owner hereunder or Broker is otherwise responsible for paying for such losses or expenses hereunder. Owner will maintain adequate fire and extended insurance coverage on the Property, and Owner will, at all times, maintain landlord’s liability insurance for Owner and will cause Broker to be named as “additional insured” under such liability insurance. Owner will provide Broker with evidence of coverage prior to the date of occupancy of tenant and Owner shall maintain at least said coverage during the term of this Agreement. The failure of Owner to add Broker as an “additional insured” shall in no way remove or reduce Owner’s obligations to hold Broker harmless and reimburse Broker for any loss or expenses to the extent required as stated above. Broker also shall not be liable for any error of judgment or for any mistake of fact or law, or for anything Broker may do or refrain from doing hereinafter, except to the extent arising out of Broker’s gross negligence, willful misconduct, fraud, or breach of this Agreement as determined by applicable law. Owner shall remove all of Owner’s personal property that Owner desires to remove and agrees to indemnify and hold Broker harmless from any liabilities, claims, or losses related to any of Owner’s personal property remaining on the subject Property. Notwithstanding anything to the contrary herein, neither Owner nor Broker shall be liable to other for any special or punitive damages of any kind or nature.

b.	Property Condition: Owner certifies to Broker only that unless otherwise provided herein and except as Broker has otherwise been notified by Owner, all systems and furnished appliances are in working condition. Owner certifies that the Property is in good and habitable condition as of the date the Property is added to this Agreement to be made available for leasing. Pursuant to FLA. STAT. §83, Owner will, at all times, be responsible for maintaining the Property in a good and habitable condition and in compliance with all applicable laws, ordinances, and regulations of all government authorities. Owner further certifies to Broker, to its knowledge, that Owner is unaware of any environmental contamination, or hazardous, toxic, dangerous, or unsafe conditions or products on or in Property. Owner further warrants, to its knowledge, that Owner is unaware of any dangerous conditions on the Property as of the date such Property is added to this Agreement to be made available for lease and, if such conditions ever existed to Owner’s knowledge, Owner has corrected them.

c.	Lead-Based Paint: Owner understands that if any part of the dwelling located on the Property was built prior to 1978 or if Owner does not know when the Property was built, Owner agrees to provide a written brochure and disclosure to any tenant prior to a rental agreement being entered into with such tenant, on forms approved by the Environmental Protection Agency, of the presence of any known lead-based paint and/or lead-based paint hazards, if any, in the dwelling.

d.	Owner’s Property Disclosure Statement: Owner agrees to complete a written Property Disclosure Statement for the Property, on a form acceptable to Broker, and authorizes Broker to provide a copy thereof to prospective tenants. Owner shall review and update Owner’s Property Disclosure Statement so that new tenants are fully aware of the then-current conditions affecting the Property.

e.	Notice of Propensity of Flooding: To comply with FLA. STAT. §83, Owner hereby certifies to Broker that, to Owner’s knowledge, no portion of the living area within the Property has been flooded three (3) times during the last five years. Flooding is defined as the inundation of a portion of the living space caused by an increased water level in an established water source such as a river, stream, or drainage ditch, or as a ponding of water at or near the point where heavy or excessive rain fell.

f.	Nondiscrimination: Owner and Broker agree to fully comply with all state and federal laws and regulations and shall not discriminate based on race, color, religion, sex, national origin, criminal history, sexual orientation, familial status, disability, or on any other basis prohibited by applicable law or regulation.

g.	Homeowner & Condominium Associations: Owner and Broker agree to comply with any association covenants and conditions recorded as part of the public record and any rules and regulations adopted pursuant thereto. Owner specifically states that to Owner’s knowledge it is permitted by any applicable association to lease the Property. If at any time any association covenants or conditions are modified to prohibit the leasing of the Property, Owner agrees to inform Broker immediately. Owner shall bear sole responsibility for any claims, penalties, or expenses related to any violations of any association covenants, conditions, and rules and regulations adopted pursuant thereto except to the extent arising out of Broker’s gross negligence, willful misconduct, fraud, or breach of this Agreement as determined by applicable law.

12.	LIMITS ON BROKER’S AUTHORITY AND RESPONSIBILITY.

a.	Broker may show alternative properties to tenants and buyers and provide information to same without violating any duties to Owner.

b.	Owner has not relied upon any advice, representations, or statements of Broker and waives and shall not assert any claims against Broker involving advice, representations, or statements not specifically made in this Agreement. Without prejudice to, or limitation of, Broker’s liability for its gross negligence, willful misconduct, fraud, or breach of this Agreement as determined by applicable law, Owner agrees that Broker shall not be responsible to advise Owner on the following matters: insurance; any matter that could have been revealed through a survey, title search, or inspection of the Property; the condition of the Property, any portion thereof, or any item therein; building products and construction techniques; the necessity or cost of any repairs to the Property; mold; hazardous or toxic materials, bedbugs, termites, and other wood destroying organisms; the tax or legal consequences of any lease transaction; the appraised or future value of the Property; any condition(s) existing off of the Property that may affect the Property; the creditworthiness of prospective tenants; the uses and zoning of the Property whether permitted or proposed; and any matter relating to crime and security in and around the Property. Owner acknowledges that Broker is not an expert with respect to the above described matters and that if any of these matters or any other matters are of concern to Owner, Owner shall seek independent expert advice relative thereto.

c.	Owner acknowledges that Broker is not a licensed general contractor and does not have special expertise to determine if any work performed by third-party contractors on the Property has been performed in accordance with building code requirements or building industry standards. If there is a reported need for a repair or replacement of any portion of the Property, Broker shall contact repair personnel to coordinate the repair or obtain a cost estimate for repairing or replacing the same. Estimates do not always reflect the final bill since the need for additional work is often discovered during the repair. Upon the approval of the repair or replacement by Owner (except in an emergency), Broker shall authorize the work to be performed on behalf of Owner. Owner agrees to indemnify and hold Broker harmless from any and all claims, causes of action, suits, and damages arising out of or relating to the selection of a vendor to perform the work and the performance of the work itself by such vendor pursuant to this paragraph, except to the extent arising out of Broker’s gross negligence, willful misconduct, fraud, or breach of this Agreement as determined by applicable law.

d.	Broker shall not be responsible for uncovering within the Property and disclaims expertise with respect to: (1) violations of building, subdivision, zoning, fire, or other codes; (2) materials or substances that are toxic, hazardous, or potentially harmful to the health, or termites and other wood destroying organisms. Broker disclaims any expertise with respect to protecting the Property and any person residing therein against crime. Broker shall have no responsibility to provide security to the Property, and Owner agrees to consult a security professional if such matters are important to Owner. Broker shall have no responsibility for the debts and liabilities of Owner, including debts and liabilities incurred by Broker on behalf of Owner, pursuant to this Agreement except to the extent arising out of Broker’s gross negligence, willful misconduct, fraud, or breach of this Agreement as determined by applicable law.

e.	Broker shall owe no duties to Owner nor have any authority to act on behalf of Owner other than what is set forth in this Agreement or as required by applicable law.

f.	With regard to any Property that Owner markets for rent to tenants, none of Owner’s knowledge with respect to the condition of such Property shall be imputed to Broker and Broker’s licensees. Broker and each of Broker’s licensees shall only be responsible for their actual knowledge of the condition of such Properties.

g.	Broker to notify Owner of any and all potential property, general liability or criminal incidents within 48 hours of receiving notice of such incidents. If any incidents occur which cause local or national broadcasting of such incident Agent with notify Owner within 12 hours of such incident.

h.	Broker to conduct Bimonthly meeting with Owner or Owner’s representative to go over property operations and the status of leasing, collections and payables. To provide any other reports or adhoc analysis that Owner may request of Agent.

13.	DISCLOSURES. Owner acknowledges that (in each case except to the extent arising out of Broker’s gross negligence, willful misconduct, fraud or breach of this Agreement as determined by applicable law):

a.	Broker is not responsible for rent not paid by tenant.

b.	Broker is not responsible for damages caused by tenant.

c.	Broker is not responsible for work performed by vendors.

d.	This Agreement shall create an independent contractor relationship between Broker and Owner. Broker shall at no time be considered an employee of Owner. If there are affiliated licensees of Broker assisting Broker in marketing and selling the Property, said licensees may be either employees or independent contractors of Broker.

e.	Broker will make disclosures required by law and permitted by Owner to tenants about Owner’s Property in reliance on information Owner provides and based on Broker’s actual knowledge, and Owner’s obligation to disclose material adverse facts about the Property about which Owner has actual knowledge is not changed by this Agreement.

f.	Broker agrees to keep confidential all information related to the Property and/or any tenant unless Owner expressly permits such disclosure, or such disclosure is required by law. Broker may not knowingly give tenants false information. In the event of a conflict between Broker’s duty not to give customers and tenants false information and the duty to keep the confidences of Owner, the duty not to give customers and tenants false information shall prevail. Broker has no other known agency relationships with other parties that would conflict with any interests of Owner.

g.	Broker may provide assistance of a ministerial nature to prospective tenants without violating any duties to Owner.

h.	Broker may list the Property in the local multiple listing services and allow other brokers and agents not affiliated with Broker to show the subject Property to prospective tenants while the Property is on the market for rent. Broker will not be responsible for actions of other brokers or their affiliated licensees except to the extent arising out of Broker’s gross negligence, willful misconduct, fraud, or breach of this Agreement as determined by applicable law.

i.	The invalidity or partial invalidity of any provision of this Agreement shall not render the remainder of this Agreement invalid or unenforceable.

14.	OTHER PROVISIONS

a.	Governing Law: In the unlikely event that a legal claim or action arise out of this Agreement, please be advised that the proceedings will be resolved in a local court of competent jurisdiction located in XXXX and will be governed by Delaware law, without giving effect to its conflict of law principles.

b.	No Punitive Damages. Notwithstanding anything to the contrary contained herein, neither Owner nor Broker shall be liable to the other for any special, indirect, or punitive damages of any kind or nature.

c.	Survival: The indemnification obligations of Owner and Broker herein, the obligation of Owner to pay Broker Fees for services rendered herein and for commissions earned during the term of this Agreement, and the obligation of Owner to reimburse Broker for monies advanced or spent on behalf of Owner hereunder, the obligation of Broker to return any funds to Owner, shall survive the termination of this Agreement.

d.	Assignment: Broker may assign this Agreement and the rights hereunder. In the unlikely event that Great Jones is acquired by another company, we would assign this Agreement to the new company and all the terms agreed to here would remain in effect.

OWNER:

By:
Name:
Title:

BROKER:

Great Jones Florida, LLC

Florida Real Estate License CQ1055133

Broker’s Representative’s Signature:

Name:

Title: